

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-mail
Ms. Carol Banducci
Chief Financial Officer
IAMGOLD Corporation
401 Bay Street, Suite 3200
Toronto, Ontario, M5H 2Y4
CANADA

>   **Re: IAMGOLD Corporation**
>   **Form 40-F for the Fiscal Year Ended December 31, 2012**
>   **Filed March 26, 2013**
>   **File No. 001-31528**

Dear Ms. Banducci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2012

Exhibit 99.1 – Annual Information Form

Mineral Reserves and Resources page 110

1.   Please forward to our engineer, as supplemental information and not as part of your filing, the technical report for your Westwood Project that establishes the legal, technical, and economic feasibility of the mineralization which you have designated as reserves, pursuant to paragraph (c) of Industry Guide 7. If possible please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call, if he has technical questions about your reserves.

2.   In future filings please disclose the cut-off grades for each of your mineral reserves and mineral resources.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director